November 12 , 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Booz Allen Hamilton Holding Corporation Registration Statement on Form S-1 (File No. 333-167645)
Ladies and Gentlemen:
     As underwriters of the Company’s proposed public offering of up to 16,100,000 shares of Class A common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) on November 16, 2010, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 8, 2010, through the date hereof:
     Preliminary Prospectus dated November 8, 2010:
     9,021 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.
[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
BARCLAYS CAPITAL INC.

As Representatives of the several Underwriters

By: MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Kenneth G. Pott

Name:	Kenneth G. Pott
Title:	Managing Director

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale

Name:	Victoria Hale
Title:	Vice President